Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-239032

June 25, 2020

Subject to Nasdaq Approval

FAT BRANDS

FRESH. AUTHENTIC. TASTY.

Investor Presentation

June 25, 2020

HURRICANE GRILL & WINGS

FATBURGER Since 1952

Buffalo's

ELEVATION BURGER

PONDEROSA STEAKHOUSE

BONANZA STEAKHOUSE

YALLA mediterranean



THANK YOU!
FATBURGER
Since 1952


ELEVATION
IMPOSSIBLE



Free Writing Prospectus

This presentation highlights basic information about us and the proposed offering Because it is a summary, it does not contain all of the information that you should consider before investing. We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this presentation relates. The registration statement has not yet become effective Before you invest, you should read the prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering.

You may access these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact ThinkEquity, a division of Fordham Financial Management, Inc., Prospectus Department, 17 State Street, 22nd Floor, New York, New York 10004, telephone: (877) 436-3673 or e-mail: prospectus@think-equity.com.

This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The offering will only be made by means of a prospectus pursuant to a registration statement that is filed with the SEC after such registration statement becomes effective.

Forward-Looking Statements

This presentation contains forward-looking statements, including descriptions about the intent, belief or current expectations of the Company and its management about this offering and the Company's future financial performance, business strategy and initiatives and objectives for future operations. Forward-looking statements are subject to significant business, economic and competitive risks, uncertainties and contingencies, many of which are difficult to predict and beyond our control, which could cause our actual results to differ materially from the results expressed or implied in such forward-looking statements, including, but not limited to, uncertainties surrounding the severity, duration and effects of the COVID-19 pandemic, and our ability to manage our growth, maintain good relationships with our franchisees, successfully add franchisees, brands and new stores, timely develop and expand our operations, protect our brands and reputation, adequately protect our intellectual property, and compete with other restaurants. These and other factors are described under "Risk Factors" and elsewhere in our registration statement that has been filed with the SEC. This presentation speaks only as of the date hereof. Neither the Company nor any of its affiliate e advisors, underwriters or representatives has any obligation to, nor do any of them undertake to, revise or update the forward-looking statements contained in this presentation to reflect future events or circumstances.

CORPORATE OVERVIEW

FAT Brands Inc. (FAT Brands or the Company) is a leading multi-brand restaurant franchising company

- Develops, acquires and markets fast casual and casual dining restaurant concepts
- Strategic focus on generating revenue through franchise fees and royalty streams via an asset-light model
- TTM Q1 2020 Revenue and Adj. EBITDA of $22.1m and $6.4m, respectively

Global footprint of 8 distinct brands and 2 brand extensions

- 369 locations around the world as of Q1 2020
- Q1 2020 System-Wide Sales of $85m
- Currently have over 200 new franchise development commitments
- In 2019, acquired 8th brand, Elevation Burger, adding 42 locations to the FAT Brands platform

PREFERRED AND WARRANT OFFERING TERMS

Securities Offered:	8.25% Series B Cumulative Preferred Stock ("Series B Preferred Stock") and common stock purchase warrants ("Warrants")
Offering Size:	400,000 shares of Series B Preferred Stock and 400,000 Warrants, with a 15% over-allotment option
Public Offering Price:	$25.00 for one share of Series B Preferred Stock and one Warrant
Series B Preferred Stock	
Dividend Rate:	8.25% per annum on the $25.00 per share liquidation preference (equivalent to $2.0625 per annum per share), when and if declared
Dividend Payment Date:	Monthly, no later than 20 days following the end of each calendar month
Liquidation Preference:	$25.00 per share of Series B Preferred Stock
Mandatory Redemption:	Upon a change of control at $25.00 per share, plus any accumulated accrued and unpaid dividends
Optional Redemption:	The Company may redeem the Series B Preferred Stock, in whole at any time or from time to time in part, at the option of the Company, for cash, at the following redemption price per share: Year 1: $27.50 per share / Year 2: $27.00 per share / Year 3: $26.50 per share / Year 4: $26.00 per share / Year 5: $25.50 per share / Year 6 and beyond: $25.00 per share
Voting Rights:	Non-voting, except as required by law. If the Company fails to make a cash dividend payment with respect to eighteen (18) or more consecutive or non-consecutive monthly dividends, the holders of the Series B Preferred Stock will be entitled to vote for the election of two additional directors.
Expected Nasdaq Symbol:	FATP
Warrants	
Warrant Exercise Price:	$5.00 per share of common stock
Warrant Term:	5 Years
Initial Exercise Date:	Beginning on the earlier of (i) the one-year anniversary of the Issuance Date or (ii) the FCCG Merger (as defined in the Warrant Agency Agreement)
Expected Nasdaq Symbol:	FATW

The foregoing summary of the terms of the Series B Preferred Stock is qualified in its entirety by reference to the prospectus supplement. All terms not defined herein shall have the same meaning as in the prospectus supplement. Before you invest, you should read the registration statement, as well as FAT Brands Inc.'s other filings with the SEC for more information about FAT Brands Inc. and the offering of the Series B Preferred Stock.

PLATFORM HIGHLIGHTS[1]

4 Continents

176 Franchisees

19 Countries

59 Multi-Unit Franchisees

28 U.S. States

369 Restaurants

200+ Unit Development Pipeline

FAT BRANDS FRESH. AUTHENTIC. TASTY.



1. As of 03/29/2020.

RESTAURANT CONCEPTS WITH STRONG BRAND RECOGNITION

	Fatburger	Buffalo's	Ponderosa Steakhouse / Bonanza Steakhouse	Hurricane Grill & Wings	Yalla mediterranean	Elevation Burger
Description	Founded in 1947 in Los Angeles, CA, has become a global leader in the fast casual, better burger category	Founded in 1985 in GA, a casual dining concept offering fresh-never-frozen wings and classic American platters	Founded in the 1960s, an American family steakhouse brand	Founded in 1995 in FL, a casual dining concept known for its chicken wings	A fast casual dining concept focused on healthy Meditteranean cuising	Founded in 2002, a fast casual better burger concept offering grass-fed and organic burgers
Q1 2020 Store Count	166 locations incl. 94 co-branded locations	18 locations	87 locations	49 locations	7 locations	42 locations

COVID-19 UPDATE

Took actions in order to strengthen the physical and financial health of franchisees, their employees and customers as we focus on off-premise, and prepare locations for re-opening

Pivoted marketing and advertising to ***focus on driving off-premise dining***

Procured PPE *for all franchisees and established safety and distancing measures implemented* ***at store level***

Negotiated ***180-day terms with suppliers,*** *like Sysco and US Foods,* ***to improve cash flow***

Provided guidance on ***CARES Act PPP and SBA EIDL loans***

Advised negotiation of ***rent deferral***

Prepared and executed advertising campaigns for ***re-opening***

SUCCESSFUL INTEGRATIONS

Acquired Elevation Burger in 2019 and integrated into FAT Brands platform.

- Increased FAT Brands store count by 42 locations
- Improved franchisee sentiment. Franchisees are excited to be a part of FAT Brands, have a renewed focus on their businesses, and are now receiving the operational and marketing support they need to succeed.
- Optimized supply chain and integrated into the FAT Brands platform
- Scaled third party delivery across all locations
- Re-introduced brand-level marketing and advertising fund
- Simplified menu and enhanced offerings
- Introduced plant-based-proteins

Since acquiring Hurricane in 2018, successfully reversed negative Same-Store Sales trend in 2019

- SSS growth of positive 6.4% in FY 2019 and positive 8.3% in Q4 2019
- Negative SSS trends of (4.7%) prior to our acquisition
- Optimized supply chain and integrated into the FAT Brands platform
- Scaled third party delivery across all locations
- Re-focused the brand marketing fund and restarted television advertising campaigns
- Simplified menu and enhanced offerings
- Improved franchisee sentiment. Franchisees are excited to be a part of FAT Brands, have a renewed focus on their businesses, and are now receiving the operational and marketing support they need to succeed.

COMPETITIVE MARKET POSITION

Worldwide Store Count


400
350
300
250
200
369
287
276
282
357
FAT BRANDS
FRESH. AUTHENTIC. TASTY.
SHAKE SHACK
1
the Habit BURGER GRILL
2
smashburger
3
IN-N-OUT BURGER
4

1. Source: Public filings as of Q1 2020
2. Source: Public filings as of 03/16/2020
3. Source: Company website as of 06/22/2020
4. Source: Company website as of 06/22/2020

SCALABLE PLATFORM BUILT FOR GROWTH

FAT Brands has developed a robust management and systems platform that supports the expansion of its existing brands while enabling the accretive acquisition and efficient integration of additional restaurant concepts

Public Relations	Staff Training	Site Selection	Digital & Media Strategy
Marketing & Advertising	Financial Planning	Supply Chain	Restaurant Design

FAT BRANDS

FRESH. AUTHENTIC. TASTY.

Scalable platform affords FAT Brands the opportunity to synergistically incorporate new concepts ith minimal incremental corporate overhead costs

FY 2019 HIGHLIGHTS

Royalties



$15MM
$14MM
$13MM
$12MM
$11MM
$10MM
$12.1MM
23.1% Increase
$14.9MM
FY 2018
FY 2019

Total Revenue



$23MM
$21MM
$19MM
$17MM
$15MM
$17.8MM
26.2% Increase
$22.5MM
FY 2018
FY 2019

Adj. EBITDA[1]



$8MM
$7MM
$6MM
$5MM
$4MM
$5.0MM
54.2% Increase
$7.7MM
FY 2018
FY 2019

Adj. EBITDA Margin[2]



44%
42%
40%
38%
36%
34%
32%
30%
33.9%
775bps Increase
41.7%
FY 2018
FY 2019

1. EBITDA, a non-GAAP measure, is defined as earnings before interest, taxes, depreciation and amortization. We use the term EBITDA, as opposed to income from operations, as it is widely used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate to business performance. EBITDA is not a measure of our financial performance or liquidity that is determined in accordance with generally accepted accounting principles ("GAAP"), and should not be considered as an alternative to net income (loss) as a measure of financial performance or cash flows from operations as measures of liquidity, or any other performance measure derived in accordance with GAAP. Adjusted EBITDA, a non-GAAP measure, is defined as EBITDA (as defined above), excluding expenses related to acquisitions, refranchising restaurant costs and expenses, net of revenue, gains from refranchising of restaurants, and certain non-recurring or non-cash items that the Company does not believe directly reflect its core operations and may not be indicative of the Company's recurring business operations. A reconciliation of net income presented in accordance with GAAP to EBITDA and adjusted EBITDA is set forth in the Appendix.
2. Adjusted EBITDA Margin represents adjusted EBITDA as a percentage of total revenue excluding advertising fees.

Q1 2020 HIGHLIGHTS


-10.4% SSS Growth[1]
System-Wide
FATBURGER


-10.6% YoY
System-Wide Sales Growth[2]
ELEVATION BURGER


$85MM
System-Wide Sales[2]
PONDEROSA
BONANZA


7 New Store Openings
in Q1 2020[3]


$0.28MM Adj. EBITDA[4]


8.1% Adj. EBITDA Margin[5]
THE QUAD CHALLENGE
DO YOU HAVE WHAT IT TAKES TO BE A CHAMPION?

1. Same-store sales (SSS) growth reflects the change in year-over-year sales for the comparable store base, which we define as the number of stores open for at least one full fiscal year regardless of whether the brand during the prior measurement period was owned by FAT Brands or a predecessor. Given our focused marketing efforts and public excitement surrounding each opening, new stores often experience an initial start-up period with considerably higher than average sales volumes, which subsequently decrease to stabilized levels after three to six months. Thus, we do not include stores in the comparable base until they have been open for at least one full fiscal year. Excludes Elevation Burger as we did not own the brand for the full fiscal year of 2019.
2. System-wide sales growth reflects the percentage change in sales in any given fiscal period compared to the prior fiscal period for all stores in that brand only when the brand is owned by FAT Brands. Because of acquisitions, new store openings and store closures, the stores open throughout both fiscal periods being compared may be different from period to period.
3. New store openings reflects the number of stores opened during a particular reporting period. The total number of new stores per reporting period and the timing of store openings has, and will continue to have, an impact on our results.
4. EBITDA, a non-GAAP measure, is defined as earnings before interest, taxes, depreciation and amortization. We use the term EBITDA, as opposed to income from operations, as it is widely used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate to business performance. EBITDA is not a measure of our financial performance or liquidity that is determined in accordance with generally accepted accounting principles ("GAAP"), and should not be considered as an alternative to net income (loss) as a measure of financial performance or cash flows from operations as measures of liquidity, or any other performance measure derived in accordance with GAAP. Adjusted EBITDA, a non-GAAP measure, is defined as EBITDA (as defined above), excluding expenses related to acquisitions, refranchising restaurant costs and expenses, net of revenue, gains from refranchising of restaurants, and certain non-recurring or non-cash items that the Company does not believe directly reflect its core operations and may not be indicative of the Company's recurring business operations. A reconciliation of net income presented in accordance with GAAP to EBITDA and adjusted EBITDA is set forth in the Appendix.
5. Adjusted EBITDA Margin represents adjusted EBITDA as a percentage of total revenue excluding advertising fees.

RECENT SAME STORE SALES IMPROVEMENTS

COVID-19 had a severe impact on our franchise partners as stay-at-home orders were issued and dining rooms closed across the country. As these mandates came into effect, we pivoted our marketing and advertising efforts to focus solely on promoting off-premise (third party delivery and takeout).

Weekly Same Store Sales[1]


38% Increase
$5.0MM
$4.5MM
$4.0MM
$3.5MM
$3.0MM
$3.3MM
$3.6MM
$3.8MM
$3.9MM
$4.5MM
5/17/20
5/24/20
5/31/20
6/7/20
6/14/20
For The Week Ending

1. Same-store sales (SSS) reflects sales for the comparable store base, which we define as the number of stores open for at least one full fiscal year regardless of whether the brand during the prior measurement period was owned by FAT Brands or a predecessor. Given our focused marketing efforts and public excitement surrounding each opening, new stores often experience an initial start-up period with considerably higher than average sales volumes, which subsequently decrease to stabilized levels after three to six months. Thus, we do not include stores in the comparable base until they have been open for at least one full fiscal year. Excludes Elevation Burger as we did not own the brand for the full fiscal year of 2019.

SCALABLE PLATFORM GROWTH

Continued to grow platform while maintaining cost controls and realizing synergies from acquisitions

Store Count



400
375
350
325
300
275
250
286
341
374
FY 2017
FY 2018
FY 2019

Total Costs & Expenses as % of Revenue[1]



100%
95%
90%
85%
80%
75%
70%
65%
60%
55%
50%
97.7%
70.6%
62.4%
FY 2017
FY 2018
FY 2019

1. Represents Total Revenue excluding Advertising Fees and Total Costs and Expenses excluding Advertising Expenses

FINANCING UPDATE

Successfully closed $40MM whole-business securitization in March 2020, with a blended average cash interest rate of 7.75% for the Series 2020-1 Fixed Rate Asset-Backed Notes

*Reduces total weighted-average cash cost of debt **to 8.49%***

▼

*Net interest expense decreases by nearly **$2 million per year***

▼

*Accordion feature to support **acquisition growth strategy***

▲

KEY STRATEGIC INITIATIVES - 2020



Third Party Delivery & Virtual Kitchens

- Successfully implemented third-party delivery through enterprise partnerships with the big four (UberEATS™, GrubHub™, DoorDash™, Postmates™) third-party delivery providers across all brands
- As of 3/29/2019, there were 27 virtual kitchens in Fatburger locations
- Expanding native online ordering and white glove delivery across all FAT Brands


HURRICANE
GRILL & WINGS
Live with Flavor
HURRICANE
2GO


FREE
Delivery
by POSTMATES


FATBURGER
THANK YOU!
FATBURGER.COM/FEEDBACK
FATBURGER
Since 1952

KEY STRATEGIC INITIATIVES - 2020

Cross-Selling and Co-Branding Program

- Plans to open first Elevation & Hurricane co-branded location in Q3 2020
- 7 new co-branded Fatburger & Buffalo's units YTD 2020



FATBURGER
Buffalo's
ELEVATION
HURRICANE
HURRICANE
GRILL & WINGS
PICK-UP
FATBURGER

KEY STRATEGIC INITIATIVES - 2020

CAPEX Remodel

- Franchisees taking advantage of COVID-19 related in-store traffic limitations to upgrade dining rooms ahead of re-opening
- Back of house CAPEX focused on virtual kitchens



TRIPLE KING (XXXL) CHALLENGE
Wall of Fame
FATBURGER
Buffalo's

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results. See disclosure at the beginning of this presentation.

Menu Innovation

- Continued focus on expanding plant-based proteins and vegan offerings (Impossible Burger™, Craig's Vegan™ Ice Cream, and Daiya™ vegan cheese) across FAT Brands restaurant concepts
- Leveraging the cross-utilization of existing ingredients and product offerings through the continued expansion of virtual restaurants across FAT Brands restaurant concepts
- Innovative adaptations to COVID 19 market-place conditions (e.g. selling alcohol via take-out and delivery in Casual Dining brands, etc.)



EAT, DRINK & BE HAPPY
FAMILY MEALS FOR 2
Contact your LOCAL HURRICANE for EXACT PRICING
FAMILY MEALS FOR 4
CHOOSE ANY OF THE FAMILY MEAL OPTIONS TO SATISFY YOUR CREW.
BONE-IN WINGS starting at 29.99
BONELESS WINGS starting at 26.99
BONE-IN/BONELESS WING COMBO starting at 28.99
CHICKEN TENDERS starting at 19.99
FAJITA RICE BOWL starting at 22.99
HALF POUND CHEESE BURGERS starting at 18.49
HURRICANE CHICKEN SALAD starting at 20.99
BONE-IN WINGS starting at 59.99
BONELESS WINGS starting at 53.99
BONE-IN/BONELESS WING COMBO starting at 57.99
CHICKEN TENDERS starting at 39.99
FAJITA RICE BOWL starting at 45.99
HALF POUND CHEESE BURGERS starting at 36.99
ASK YOUR LOCAL HURRICANE GRILL & WINGS ABOUT OUR PEPSI, ICED TEA & ALCOHOL TO-GO OPTIONS.



TRY THE IMPOSSIBLE BURGER.
TRY IT TODAY $9.50
ADD A PATTY FOR $3.50
MEAT FROM PLANTS. WHOA.
IMPOSSIBLE



Sunday BRUNCH
10AM – 2PM
BONANZA STEAKHOUSE



Craig's
100% Vegan deliciousness.
Made with premium cashews.
VEGAN MILKSHAKES
Vanilla
FATBURGER
Strawberry



elevationburger
IMPOSSIBLE

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results. See disclosure at the beginning of this presentation.

BONANZA STEAKHOUSE
PONDEROSA STEAKHOUSE

Key Brand Initiatives

- Now offering Family Pack for four to-go
- Rationalize menu to move proteins to à la carte
- Significantly increase marketing initiatives and campaigns


DEAL of the WEEK
20 SIGNATURE WINGS & STEAK FRIES
ENJOY OUR SIGNATURE BONE-IN WINGS COOKED TO ORDER AND SERVED WITH STEAK FRIES AND YOUR CHOICE OF RANCH OR BLEU CHEESE DRESSING.
$18.99
Valid on takeout or pick-up only. Not valid on third party delivery. Not valid with any other coupons, discounts or offers. Valid at the Ponderosa Steakhouse in Hillsboro, Ohio location only. Expires 4/30/20.


Open for CURBSIDE PICKUP & DELIVERY
Not available for third party delivery.
Let us do the cooking this
MOTHER'S DAY


BONANZA



ENTREES

ENTREES INCLUDE GARDEN SALAD & POTATO

ADD OUR BUFFET FOR $5.25

STEAKS

7oz Top Sirloin	330 cal	$11.29
10oz Top Sirloin	450 cal	$14.29
Sizzlin Sirloin Tips	540 cal	$10.29
Sizzlin 6oz Sirloin	440 cal	$9.29
12oz Ribeye	540 cal	$17.29
Chopped Steak	430 cal	$9.29
16oz Porterhouse	960 cal	$19.29

RIBS

HONEY BBQ BABY BACK	Full Rack	1020 cal	$18.29
	Half Rack	660 cal	$12.29
BONELESS COUNTRY	3 piece	660 cal	$8.99
	5 piece	1020 cal	$10.99

CHICKEN

Honey BBQ Chicken	620 cal	$9.79
Chicken Monterey	770 cal	$9.79
Grilled Chicken Breast	180 cal	$9.79

SEAFOOD

Coconut Shrimp	650 cal	$10.99
Breaded Shrimp (10pc)	400 cal	$10.99
Grilled Shrimp (16pc)	800 cal	$10.99
Atlantic Cod	500 cal	$10.29
Grilled Citrus Salmon	440 cal	$13.99

PERFECT PAIRINGS

Steak & Grilled or Breaded Shrimp	770 cal	$13.99
Steak & Coconut Shrimp	695 cal	$13.99
Steak & Chicken Monterey	1140 cal	$13.99


FAMILY PACK
- for -
4 TO-GO
Starting at $25
CALL TO ORDER
276-889-3621
BONANZA STEAKHOUSE

DEVELOPMENT PIPELINE & ACQUISITION STRATEGY

Robust Development Pipeline

- Development pipeline of over 200 new unit commitments
- Pipeline includes strong international demand for ownership of US locations

Disciplined and Elective Approach to Evaluate Potential Acquisition Targets

- Established, widely-recognized brands
- Steady cash flows with a track record of long-term, sustainable and profitable operating performance
- Geographic diversification with significant growth and co-branding potential across the FAT Brands portfolio

SUMMARY OF INVESTMENT HIGHLIGHTS

- Asset light franchisor model provides the opportunity for strong profit margins and an attractive free cash flow profile while minimizing restaurant operating company risk
- Scalable management platform enables adding new stores and restaurants with minimal incremental corporate overhead cost and significant corporate overhead synergies
- Demonstrated growth capabilities, increasing store count from 286 at FYE 2017 to 374 at FYE 2019, while increasing Adj. EBITDA Margin from 34% in FY 2018 to 42% in FY 2019
- Successful brand integrations to date and ability to co-brand restaurants and cross-sell existing franchisees concepts from our portfolio
- Opportunistic acquisition strategy to add additional established, widely recognized brands
- Senior leadership team has more than 200 years of combined experience in the restaurant industry

APPENDIX


FATBURGER
Since 1952
FAT BRANDS
FRESH. AUTHENTIC. TASTY.

EXPERIENCED MANAGEMENT TEAM

Management Team

Andrew Wiederhorn | President, CEO & Director
Fog Cutter Capital, Wilshire Financial Services Group

Rebecca Hershinger | Chief Financial Officer
CFO Genius Brands, JP Morgan

Jacob Berchtold | COO Fast Casual Division
15+ years w/ Fatburger

Gregg Nettleton | President & COO Casual Dining Division
GBS Enterprises, Black Angus Steakhouses, IHOP

Ron Roe | SVP Finance
Fog Cutter Capital, Piper Jaffray

Thayer Wiederhorn | Chief Marketing Officer
10+ years w/ Fog Cutter Capital and Fatburger

Taylor Wiederhorn | Chief Development Officer
10+ years w/ Fog Cutter Capital and Fatburger

Board of Directors

Edward Rensi | Chairman of the Board
Former President & CEO McDonald's USA, CEO Famous Dave's of America

James Neuhauser, CFA | Director
Stifel Nicolas & Co, Turtlerock Capital, Exec Committee FBR & Co, Trident Financial, Bank of New England

Squire Junger, CPA | Director
Co-Founder Insight Consulting, Former Partner Arthur Anderson

Andrew Wiederhorn | President, CEO & Director
Fog Cutter Capital, Wilshire Financial Services Group

CAPITALIZATION

Equity Capitalization Pro Forma Post-Offering[1]	
Series A Preferred Stock	75,760 (Face Value of $ 7,576,000)
Series B Preferred Stock	699,245 (Face Value of $ 17,481,137)
Common Stock	11,894,895
Options (WAEP: $8.48)	678,231
Warrants (WAEP: $7.02)	1,347,104

1. Assuming a $10 million offering size and includes upon this offering the conversion of Series A Preferred into Series B Preferred, the redemption of Series A Preferred and the conversion of Series A-1 Preferred into Series B Preferred and excluding underwriter warrants.

DEFINITIONS

“EBITDA,” a non-GAAP measure, is defined as earnings before interest, taxes, depreciation and amortization. We use the term EBITDA, as opposed to income from operations, as it is widely used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate to business performance. EBITDA is not a measure of our financial performance or liquidity that is determined in accordance with generally accepted accounting principles (“GAAP”), and should not be considered as an alternative to net income (loss) as a measure of financial performance or cash flows from operations as measures of liquidity, or any other performance measure derived in accordance with GAAP.

“Adjusted EBITDA,” a non-GAAP measure, is defined as EBITDA (as defined above), excluding expenses related to acquisitions, refranchising restaurant costs and expenses, net of revenue, gains from refranchising of restaurants, and certain non-recurring or non-cash items that the Company does not believe directly reflect its core operations and may not be indicative of the Company’s recurring business operations. A reconciliation of net income presented in accordance with GAAP to EBITDA and adjusted EBITDA is set forth in the Appendix.

“Same-store sales” or “SSS” a non-GAAP measure, reflects the change in year-over-year sales for the comparable store base, which we define as the number of stores open for at least one full fiscal year regardless of whether the brand during the prior measurement period was owned by FAT Brands or a predecessor. Given our focused marketing efforts and public excitement surrounding each opening, new stores often experience an initial start-up period with considerably higher than average sales volumes, which subsequently decrease to stabilized levels after three to six months. Thus, we do not include stores in the comparable base until they have been open for at least one full fiscal year. Excludes Elevation Burger as we did not own the brand for the full fiscal year of 2019.

“System-wide sales,” a non-GAAP measure, reflects the percentage change in sales in any given fiscal period compared to the prior fiscal period for all stores in that brand only when the brand is owned by FAT Brands. Because of acquisitions, new store openings and store closures, the stores open throughout both fiscal periods being compared may be different from period to period.

INCOME STATEMENT

FAT Brands Inc. Consolidated Statements of Operations

	13 weeks ended	
	March 29, 2020	March 31, 2019
(in thousands)		
Revenues		
Royalties	$ 3,309	$ 3,463
Franchise fees	175	313
Store opening fees	-	105
Advertising fees	931	976
Other income	8	16
Total revenues	4,423	4,873
Costs and expenses		
General and administrative expenses	3,531	2,714
Advertising expense	931	976
Refranchising loss	539	518
Total costs and expenses	5,001	4,208
(Loss) income from operations	(578)	665
Other expense		
Interest expense, net	(2,074)	(2,117)
Other (expense) income, net	(16)	24
Other expense	(2,090)	(2,093)
Loss before income tax expense (benefit)	(2,668)	(1,428)
Income tax expense (benefit)	(298)	(718)
Net loss	$ (2,370)	$ (710)
Basic and Diluted Loss per Share	$ (0.20)	$ (0.06)
Basic and Diluted Weighted Average Shares	11,868,842	11,636,433

FAT Brands Inc. Consolidated Balance Sheet as of March 29, 2020

(in thousands)		As of March 29, 2020
Cash and restricted cash	$	5,714
Total assets	$	92,195
Total liabilities	$	89,187
Total stockholders' equity	$	3,008

EBITDA & ADJUSTED EBITDA RECONCILIATION

FAT Brands Inc. Consolidated EBITDA and Adjusted EBITDA Reconciliation

(in thousands)	13 weeks ended March 29, 2020	13 weeks ended March 31, 2019
Net loss	$ (2,370)	$ (710)
Interest expense, net	2,074	2,117
Income tax expense (benefit)	(298)	(718)
Depreciation and amortization expense	232	131
EBITDA	(362)	820
Stock based compensation expenses	15	81
Non-cash lease expenses (1)	41	25
Acquisition costs	50	77
Refranchising loss	539	518
Adjusted EBITDA	$ 283	$ 1,521

(1) Includes non-cash lease expense costs related to new lease accounting standards

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